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Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

	Year ended December 31,					Six Months Ended June 30,
In millions of dollars, except for ratios	2008(1)(2)(3)	2007(1)(2)(3)	2006(2)(3)(4)(5)	2005(2)(3)(4)(5)	2004(2)(3)(4)(5)	2009(1)(2)(3)	2008(1)(2)(3)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$33,027	$48,387	$34,743	$22,298	$12,507	$8,839	$18,138
Interest factor in rent expense	734	623	556	502	474	272	358
Dividends—Preferred Stock	2,770	51	93	98	95	3,633	818

Total fixed charges	$36,531	$49,061	$35,392	$22,898	$13,076	$12,744	$19,314

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$(52,355)	$646	$28,489	$28,557	$21,416	$7,823	$(13,848)
Fixed charges (excluding preferred stock dividends)	33,761	49,010	35,299	22,800	12,981	9,111	18,496

Total income	$(18,594)	$49,656	$63,788	$51,357	$34,397	$16,934	$4,648

Ratio of income to fixed charges excluding interest on deposits	NM	1.01	1.80	2.24	2.63	1.33	0.24

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$52,750	$75,958	$55,683	$35,631	$21,029	$14,499	$29,424
Interest factor in rent expense	734	623	556	502	474	272	358
Dividends—Preferred Stock	2,770	51	93	98	95	3,633	818

Total fixed charges	$56,254	$76,632	$56,332	$36,231	$21,598	$18,404	$30,600

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$(52,355)	$646	$28,489	$28,557	$21,416	$7,823	$(13,848)
Fixed charges (excluding preferred stock dividends)	53,484	76,581	56,239	36,133	21,503	14,771	29,782

Total income	$1,129	$77,227	$84,728	$64,690	$42,919	$22,594	$15,934

Ratio of income to fixed charges including interest on deposits	NM	1.01	1.50	1.79	1.99	1.23	0.52

(1)
On May 1, 2009, Citigroup announced an agreement to sell its Nikko Cordial Securities to Sumitomo Mitsui Banking Corporation. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(3)
On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup's CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(4)
On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup's Asset Management Business to Legg Mason, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

(5)
On July 1, 2005, Citigroup completed the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

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  Exhibit 12.02
CITIGROUP INC. CALCULATION OF RATIO OF INCOME TO FIXED CHARGES INCLUDING PREFERRED STOCK DIVIDENDS